Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

October 13, 2016	Monica J. Shilling
Member of the Firm
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Ganley

Re:                             Ares Capital Corporation Registration Statement on Form N-14 (File No. 333-212604)

Dear Mr. Ganley:

In a telephone conversation on October 7, 2016, you provided us with verbal comments on the registration statement on Form N-14 (the “Registration Statement”) originally filed by Ares Capital Corporation (the “Fund”) on July 20, 2016 and subsequently amended by Amendment No. 1 on September 16, 2016. We have revised the Registration Statement to respond to the comments you provided during the telephone conversation and today filed Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Securities and Exchange Commission (the “Staff”) verbally provided by you, and immediately below each comment is the response with respect thereto and, where applicable, the first location in the relevant filing of the requested disclosure. Comments described with respect to one section (and the responses thereto) are applicable to other sections of the Registration Statement that contain similar disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

Questions and Answers

1.                                      Page 15 — “What is expected to happen to annual expenses following the completion of the Transactions?” — Update the annual expenses expressed as a percentage of consolidated net assets attributable to common stock to reflect the information presented in the section entitled “Comparative Fees and Expenses.”

The Fund has made the requested revision on page 15.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

October 13, 2016

Comparative Fees and Expenses

2.                                      Page 52 — Revise the Comparative Fees and Expenses table and/or related footnote disclosure to reflect the Fund’s updated estimated annual expenses as adjusted for the Fund’s September 2016 notes offering.

The Fund has made the requested revision on page 52.

Other Comments

Separately, in a telephone conversation on July 22, 2016, you provided us with a verbal comment on the registration statement on Form N-2 (the “Shelf Registration Statement”) filed by the Fund on June 21, 2016.  Set forth below is the comment of the Staff to the Shelf Registration Statement and the Fund’s response with respect thereto.

3.                                            Page F-83 — Notes to Financial Statements — Note 7 — Commitments and Contingencies - In the response correspondence please provide a representation that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments and a general explanation as to why the Fund believes it can cover its commitments.

The Fund hereby confirms that it believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. The Fund follows a rigorous process to manage its liquidity and ensure that it has available capital to fund its unfunded investment commitments. Specifically, the Fund prepares detailed analyses of the level of its unfunded investment commitments relative to its then available liquidity on both a daily basis as well as for the future three and 12 month periods. These analyses are reviewed and discussed on a weekly basis by the Fund’s executive officers and senior members of the Fund’s investment adviser (including members of the investment committee) and are updated on a “real time” basis in order to ensure that the Fund has adequate liquidity to satisfy its unfunded investment commitments.

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U.S. Securities and Exchange Commission

October 13, 2016

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/S/ MONICA J. SHILLING

Monica J. Shilling

cc:             Penni Roll, Chief Financial Officer of Ares Capital Corporation
Joshua M. Bloomstein, General Counsel of Ares Capital Corporation
M. Adel Aslani-Far, Latham & Watkins LLP
James C. Gorton, Latham & Watkins LLP
Paul F. Kukish, Latham & Watkins LLP
David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP
Michael K. Hoffman, Skadden, Arps, Slate, Meagher & Flom LLP